Exhibit 99.2

HUT 8 MINING CORP.

US$200,000,000

EQUITY DISTRIBUTION AGREEMENT

August 17, 2022

Canaccord Genuity LLC
99 High Street, 12th Floor
Boston, Massachusetts 02110

Stifel, Nicolaus & Company, Incorporated

One South Street

15th Floor

Baltimore, Maryland 21202

Ladies and Gentlemen:

Hut 8 Mining Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), confirms its agreement (this “Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Stifel, Nicolaus & Company, Incorporated (“Stifel” and together with Canaccord, the “Agents” and each, an “Agent”) to issue and sell common shares of the Company (the “Common Shares”) upon and subject to the terms and conditions contained herein.

1.	Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through an Agent named in the applicable Placement Notice, acting as sales agent (either such Agent, the “Designated Agent”), Common Shares having an aggregate offering price of up to US$200,000,000 (the “Shares”). Notwithstanding anything to the contrary contained herein, compliance with the limitations set forth in this Section 1 on the amount of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agents shall have no obligation in connection with such compliance. The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Designated Agent shall agree from time to time. The issuance and sale of the Shares through the Designated Agent will be effected pursuant to the Canadian Prospectus, the U.S. Prospectus and the Registration Statement (each as defined below) filed by the Company, as set forth below in Section 6.

2.	Placements.

(a)	Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Designated Agent by email notice (or other method mutually agreed to in writing by the parties) containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), a form of which is attached hereto as Exhibit A, provided, however, that in no event shall the Company issue or sell through the Designated Agent such number of Placement Shares that exceeds (a) the dollar amount of Common Shares registered on the Registration Statement pursuant to which the offering is being made or (b) the amount authorized by the Company from time to time to be issued and sold under this Agreement. The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule 1 (with a copy to each of the other individuals from the Company listed on such Schedule), and shall be addressed to each of the individuals from the Designated Agent set forth on Schedule 1 attached hereto, as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the Designated Agent unless and until (i) the Designated Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 14.

(b)	Placement Fee. The amount of compensation to be paid by the Company to the Agents with respect to each Placement (in addition to any expense reimbursement pursuant to Section 8(i)(ii)) shall be equal to 3.0% of gross proceeds from each Placement.

(c)	No Obligation. It is expressly acknowledged and agreed that neither the Company nor the Designated Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Designated Agent, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice control.

3.	Sale of Placement Shares by the Designated Agent. Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Designated Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Company acknowledges that the Designated Agent will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States state and federal securities laws, including, the United States Securities Act of 1933, as amended (the “Securities Act”), and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all applicable Canadian Securities Laws (as defined below), and, the rules of the Nasdaq Stock Market LLC (“Nasdaq”) and Toronto Stock Exchange (“TSX”) and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The Designated Agent will provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day, (ii) the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on Nasdaq, any other United States marketplace and pursuant to any other sales method used by the Designated Agent), (iii) the gross proceeds, (iv) the compensation payable by the Company to the Agents with respect to such sales, and (v) the Net Proceeds (as defined below) payable to the Company. Subject to the terms and conditions of the Placement Notice, the Designated Agent may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under National Instrument 44-102 – Shelf Distributions (“NI 44-102”) and an “at-the-market offering” under Rule 415 under the Securities Act, including, without limitation, sales made directly on Nasdaq (the “Principal Trading Market”), on any other existing trading market for the Common Shares solely in the United States (it being expressly acknowledged by both parties that no sales shall be made on the TSX or any other Canadian trading market) or to or through a market maker in the United States. In no event will the Agents sell Placement Shares in privately negotiated transactions. During the term of this Agreement, and notwithstanding anything to the contrary herein, the Agents agree that in no event will they or any of their affiliates engage in any market making, bidding, stabilization or other trading activity with regard to the Common Shares if such activity would be prohibited under Regulation M under the Exchange Act or other anti-manipulation rules under the Securities Act or under NI 44-102. Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Designated Agent will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Designated Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by the Designated Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3. For the purposes hereof, “Trading Day” means any day on which the Principal Trading Market is open for trading.

For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

4.	Suspension of Sales.

(a)	The Company or the Designated Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by verifiable facsimile transmission) or by email notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Agents agree that no such notice shall be effective against the other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

(b)	Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agents (provided they have been given prior written notice of such by the Company, which notice the Agents agree to treat confidentially) agree that no sale of Placement Shares will take place. The Company and the Agents agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule may be amended from time to time.

5.	Settlement.

(a)	Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Business Day (or such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to the Agents, as the case may be, pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agents hereunder pursuant to Section 8(i) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Shares. On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Designated Agent’s account or its designee’s account (provided that the Designated Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company (“DTC”) through its Deposit Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the Designated Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 12 herein, with respect to (ii) above, the Company shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on Nasdaq; (B) a material disruption in securities settlement or clearance services in the United States or Canada; (C) failure by a Designated Agent to comply with its obligations under the terms of this Agreement; or (D) if the Company and the Designated Agent agree pursuant to Section 4(b) that no sale of Placement Shares will take place.

6.	Registration Statement and Prospectuses. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (collectively, the “Canadian Qualifying Jurisdictions”) a final short form base shelf prospectus dated August 5, 2022, in respect of certain securities of the Company, including Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, including NI 44-101 (as defined below), NI 44-102 (as defined below) and CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements and Ontario Instrument 44-501 Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) and the equivalent blanket orders adopted by the Canadian Qualifying Authorities in the other Canadian Qualifying Jurisdictions (the “WKSI Blanket Orders”) (collectively, “Canadian Securities Laws”). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated August 5, 2022 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”).

As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-266608) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has been declared effective by the Commission on August 10, 2022. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g). Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Agents shall offer the Placement Shares for sale to the public directly and through other investment dealers and brokers in the United States only as permitted by applicable law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Agents agree that they will not, directly or indirectly, distribute the Registration Statement or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than such states of the United States in which the Shares are duly qualified under U.S. federal and applicable U.S. state securities laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction.

Each of the Company and the Agents hereby agrees and acknowledges that all sales and solicitations of sales of common shares by the Agents as agents of the Company shall be made solely in the United States.

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

The U.S. Prospectus, together with any Issuer Free Writing Prospectus(es) issued at or prior to an Applicable Time, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares) shall be referred to herein as the “Disclosure Package.”

7.	Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agents that:

(a)	The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by the Commission and the Receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. No order or action that would have the effect of ceasing or suspending the distribution of the Shares or any other securities of the Company has been issued by any Canadian Qualifying Authorities and no proceedings for such purpose are pending before or, to the Company’s knowledge, threatened by any Canadian Qualifying Authority; and any request made to the Company on the part of any Canadian Qualifying Authorities for additional information has been complied with in all material respects. The Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Prospectus Supplement, as of the date of the Canadian Prospectus Supplement, and any amendments or supplements thereto, each will not, include any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Prospectus Supplement, and any amendments or supplements thereto, at the time of filing thereof, will each constitute, full, true and plain disclosure of all material facts relating to the Shares. All forward-looking information (as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)) and statements of the Company contained in the Registration Statement, the Disclosure Package or the Prospectuses and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based.

(b)	(i) Each document, if any, filed, furnished, or delivered, or to be filed, furnished, or delivered, pursuant to (A) Canadian Securities Laws and incorporated by reference in the Canadian Prospectus Supplement complied or will comply when so filed in all material respects with Canadian Securities Laws and (B) the Exchange Act and incorporated by reference in the Disclosure Package or the U.S. Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) the Registration Statement and the U.S. Prospectus comply, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (v) the Disclosure Package does not, and at the time of each sale of the Shares in connection with the offering, the Disclosure Package, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (vi) each broadly available road show, if any, when considered together with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (vii) as of its date, the U.S. Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Form F-X conforms in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the Disclosure Package, or the Prospectuses (or any amendment or supplement thereto, including any prospectus wrapper) made in reliance upon and in conformity with written information relating to the Agents furnished to the Company by any Agent expressly for use therein.

(c)	No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(d)	At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the Securities Act) of the Shares and at the date hereof, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(e)	The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(f)	The Company satisfies the definition of “well-known seasoned issuer” or WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of July 26, 2022, the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately C$563 million.

(g)	As at the date of this Agreement: (i) the authorized capital of the Company consists of an unlimited number of Common Shares; and (ii) the issued and outstanding capital of the Company consists of 194,404,250 Common Shares, 480,000 stock options, 154,467 warrants recorded in equity, 15,160,001 warrants recorded as a financial liability, 3,497,031 restricted share units and 256,315 deferred share units.

(h)	The Company is the beneficial and registered owner of all of the outstanding voting and equity securities of each of Hut 8 Holdings Inc. and Hut 8 High Performance Computing Inc. (collectively, the “Material Subsidiaries”).

(i)	Each of the Company and the Material Subsidiaries has (A) been duly incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation; and (B) has all requisite corporate power and authority, and all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to own, lease and operate its properties and assets and conduct its businesses as currently conducted.

(j)	The Company has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder (including the execution and delivery of the Registration Statement and the Prospectuses, as applicable, and the filing thereof with the Canadian Securities Commissions and the Commission, as applicable).

(k)	The Shares to be issued as described in this Agreement and the Disclosure Package have been duly authorized and reserved for issuance and sale through the Agents pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration for such Shares, will be validly issued and fully paid and non-assessable; and, the issuance of the Shares is not subject to the preemptive or other similar rights of any securityholder of the Company or other person. The Common Shares conform, in all material respects, to all statements relating thereto contained in the Registration Statement, the Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(l)	The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Company.

(m)	Other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, the Company does not own or have any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Company does not have any agreements to acquire or lease any other business operations.

(n)	The Company has not engaged in any Off-Balance Sheet Arrangement (as defined below) or similar financing. “Off-Balance Sheet Arrangement” means with respect to any person, any securitization transaction to which that person or its subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that person is a party, under which that person or its subsidiaries, whether or not a party to the arrangement, has, or in the future may have (a) any obligation under a direct or indirect guarantee or similar arrangement, (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements, or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes to such financial statements) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes to such financial statements) include, without limitation (i) obligations that are not classified as a liability according to Canadian or United States generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), as applicable (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable, or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but, in each case, exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)).

(o)	The Company is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, other than where such non-compliance would not have a material and adverse effect (actual or anticipated, whether financial or otherwise) on the business, affairs, operations, properties, permits, assets, licenses, liabilities (contingent or otherwise), capital, results of operations or condition (financial or otherwise) of the Company (“Material Adverse Effect”), and is registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are and will be at each Settlement Date valid, subsisting and in good standing in all material respects.

(p)	Other than pursuant to the Omnibus Long-Term Incentive Plan approved by shareholders of the Company on June 23, 2021 (the “Omnibus Long-Term Incentive Plan”), the issuance of Common Shares to employees pursuant to the Company’s Employee Share Purchase Plan, management employment agreements, and outstanding options and warrants, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company, except as contemplated in this Agreement and as at the date of this Agreement there are issued and outstanding: (A) 480,000 stock options of the Company granted under the Omnibus Long-Term Incentive Plan; (B) 154,467 warrants of the Company recorded in equity; (C) 15,160,001 warrants of the Company recorded as a financial liability; (D) 3,497,031 restricted share units of the Company granted under the Omnibus Long-Term Incentive Plan; and (E) 256,315 deferred share units of the Company granted under the Omnibus Long-Term Incentive Plan.

(q)	To the knowledge of the Company, no agreement exists among the shareholders of the Company in respect of the Company and no such agreement will exist at any Settlement Date.

(r)	There is not, in the constating documents or by-laws of the Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company.

(s)	The Company has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed for any part of its assets, had any encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at each Settlement Date, the Company will not be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(t)	No order, ruling or decision granted by a securities commission, court of competent jurisdiction, regulatory or administrative body having jurisdiction is in effect, pending or (to the knowledge of the Company) threatened that restricts any trades in any securities of the Company as of the date of this Agreement, including any cease trade orders.

(u)	The Company is the owner of all of its material property and assets used by it in connection with its business, unless leased or licensed, in each case with good and marketable title to such property and assets, free and clear of any encumbrances, and of any rights or privileges capable of becoming encumbrances, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company; or (ii) would not, individually or in the aggregate, have a Material Adverse Effect.

(v)	Except as described in the Registration Statement, the Disclosure Package and the Prospectuses or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any environmental laws (“Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings.

(w)	The Company and the Material Subsidiaries have sufficient right, title and interest in and to all assets necessary to carry out their activities as described in the Registration Statement, the Disclosure Package and the Prospectuses and to comply in all material respects with any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents to which the Company or any of the Material Subsidiaries are a party or are otherwise bound, and which are material to the Company (collectively, the “Material Agreements”), as applicable, to which they are a party except where such failure could not reasonably be expected to have a Material Adverse Effect.

(x)	Each of the Material Agreements described in the Registration Statement, the Disclosure Package and the Prospectuses conforms with the description thereof in the Registration Statement, the Disclosure Package and the Prospectuses in all material respects.

(y)	All Material Agreements pursuant to which the Company carries on, directly or indirectly, its business are valid and subsisting agreements in full force and effect, enforceable against the Company in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity where equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws.

(z)	Other than (A) the master equipment financing agreement, dated December 30, 2021 between the Company and Trinity Capital Inc.; and (B) the amended and restated revolving credit agreement dated February 22, 2022 between the Company and Galaxy Digital LLC, the Company is not the indebted party under any material loan, bond, debenture, promissory note or other instrument evidencing material indebtedness (demand or otherwise) for borrowed money (“Debt Instrument”) or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

(aa)	Other than as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, the Company is not subject to any materially adverse liabilities or obligations, direct or indirect, accrued, absolute, contingent or otherwise and, to the knowledge of the Company, without limiting the generality of any representation or warranty given in this Agreement, there are currently no facts or circumstances existing which might reasonably serve as the basis for, or give rise to, any material adverse liabilities or obligations on the part of the Company.

(bb)	There are no judgments against the Company that are unsatisfied, nor are there any consent decrees or injunctions to which the Company is subject.

(cc)	The Company has not guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person.

(dd)	Since June 30, 2022, except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, the Company has carried on business in the ordinary course and, in each case, there has not been:

(i)	any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Company;

(ii)	any material change in the share capital or long-term debt of the Company;

(iii)	any adverse material change to the Company on a consolidated basis;

(iv)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares; or

(v)	any change in accounting or tax practices followed by the Company.

(ee)	The Company is not in default or in breach in respect of, and each of the execution and delivery of this Agreement, the performance by the Company of and compliance with its terms and the issue, sale and delivery of the Placement Shares by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, articles, by-laws or resolutions of the Company or any material mortgage, note, indenture, contract, agreement, instrument, lease or other material document to which the Company is a party (including, without limitation, any Material Agreement) or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it.

(ff)	No approval, authorization, consent or other order of, and no filing, registration or recording with: any (i) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision agent, commission, board, or authority or any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (iv) any stock exchange or self-regulatory authority and, for greater certainty, including any securities regulators (“Governmental Authority”) or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of its obligations under this Agreement, except such as have been obtained under Canadian Securities Laws, U.S. federal and state securities laws (collectively, “Applicable Securities Laws”) and the rules and policies of the TSX and Nasdaq.

(gg)	The Company is, and will at each Settlement Date be, a “reporting issuer” (or its equivalent), not in default of any requirement under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, and the Company has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred with respect to which the requisite material change report has not been filed.

(hh)	All information which has been prepared by the Company relating to the Company and its business, property and liabilities and provided to the Agents, including all financial, marketing, sales and operational information provided to the Agents is, as of the date of such information, true and correct in all material respects and no fact or facts have been omitted therefrom which would make such information misleading.

(ii)	The audited annual financial statements (including the reports of Raymond Chabot Grant Thornton LLP thereon and the notes thereto) and the unaudited interim financial statements included in the Registration Statement, the Disclosure Package and the Prospectuses:

(i)	have been prepared, in all material respects, in accordance with Applicable Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein;

(ii)	present fairly, in all material respects, the financial position and condition of the Company and its subsidiaries on a consolidated basis as at the respective dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation; and

(iii)	with respect to the annual financial statements, have been audited by independent public accountants within the meaning of Canadian Securities Laws and U.S. federal securities laws and the rules of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States).

(jj)	The Company has not made any significant acquisition as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Registration Statement, the Disclosure Package or the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102.

(kk)	Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, since June 30, 2022, there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries, taken as a whole, other than those in the ordinary course of business, and there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(ll)	There has never been any reportable event (within the meaning of NI 51-102) with the present or any former auditors of the Company.

(mm)	The issued and outstanding Common Shares are listed and posted for trading on the TSX and Nasdaq. The Shares are approved for listing on the TSX and Nasdaq. No order ceasing or suspending trading in any securities of the Company or prohibiting the issue, sale and delivery (as applicable) of the Shares or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened.

(nn)	Computershare Trust Company of Canada has been duly appointed as the registrar and transfer agent for the Common Shares at its principal transfer office in the City of Toronto, Ontario and Computershare Trust Company, N.A. has been duly appointed as co-registrar and co-transfer agent for the Common Shares.

(oo)	To the knowledge of the Company, there are no actions, suits, proceedings, audits, investigations or claims in progress, now threatened or pending against the Company which could result in a material liability in respect of taxes, charges or levies upon the Company. The Company has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof and any non-resident person, the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation. The Company has collected and remitted all amounts on account of any sales, use or transfer taxes, including without limitation, as applicable, goods and services tax and harmonized sales tax levied under the Excise Tax Act (Canada) and the comparable provincial and local legislation and provincial and local sales taxes required by applicable law to be collected and remitted by it to the appropriate governmental authority. Without limiting the generality of the foregoing, the Company is in full compliance with all registration, collection, remittance, and record keeping obligations under the Excise Tax Act (Canada) and applicable provincial and local sales tax legislation.

(pp)	The Company has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company, and there are no audits known by the Company of the tax returns of the Company (whether federal, provincial, local or foreign); and there are no claims which have been or, to the knowledge of the Company, may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(qq)	The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or IFRS and to maintain asset accountability; (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(rr)	Except as described in the Registration Statement, the Disclosure Package and the Prospectuses or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company, nor to the knowledge of the Company, any other party is in default in the observance or performance of any term or obligation to be performed by any of them under any Material Agreement and, to the knowledge of the Company, no event has occurred which with notice or lapse of time or both would constitute such a default.

(ss)	This Agreement has been duly executed by the Company, and is a valid and binding obligation of the Company enforceable in accordance with its terms, except as the enforceability may be limited by: (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; (ii) general equitable principles; or (iii) limitations under applicable laws in respect of rights of indemnity, contribution and waiver of contribution.

(tt)	The form of the certificate representing the Common Shares has been duly approved by the directors of the Company and complies with the provisions of the Business Corporations Act (British Columbia) and, to the extent applicable, the rules and policies of the TSX and Nasdaq.

(uu)	There is no person acting at the request of the Company, other than the Agents, who is entitled to any brokerage, agency or similar fee in connection with the transactions contemplated in this Agreement.

(vv)	The Company maintains director and officer insurance on a basis that the Company believes to be consistent with insurance obtained by reasonably prudent participants in comparable businesses. Such insurance coverage is of a type and in an amount typical to the businesses in which the Company operates as conducted by a reasonably prudent person, based on the advice of insurance brokers consulted by the Company. The Company has not made any claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company has no reason to believe that it will not be able to renew its existing director and officer insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its and the Company’s businesses at a cost that would not be reasonably expected to have a material adverse effect on the financial condition of the Company on a consolidated basis.

(ww)	The assets of the Company and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Company has not failed to comply to promptly give any notice or present any material claim thereunder.

(xx)	To the knowledge of the Company, none of the directors or officers of the Company, nor any holder of more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any proposed material transaction which is material to or will materially affect the Company.

(yy)	The minute books and corporate records of the Company made or to be made available to Skadden, Arps, Slate, Meagher & Flom LLP and Stikeman Elliott LLP, in connection with the Agents’ due diligence investigations of the Company for the periods from the dates provided therein to the date of examination thereof, are the original minute books and records of such companies or true copies thereof and contain copies of all proceedings other than in respect of this Agreement (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders (of which the Company has been informed), boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Agents in writing and those which are not material in the context of the Company on a consolidated basis.

(zz)	The Company is in compliance with all applicable laws and regulations respecting employment and employment practices, in all material respects.

(aaa)	Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, except in each case as would not reasonably be expected to have a Material Adverse Effect. The Company does not have and has not had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction).

(bbb)	All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(ccc)	There has not been, and to the knowledge of the Company, there is not currently threatened, any labor dispute which is adversely affecting in any material respect or could reasonably be expected to adversely affect in any material respect the carrying on of the business of the Company.

(ddd)	The Company does not owe any monies to, nor does the Company have any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, the Company is not a party to any contract or agreement with any person not dealing at arm’s length with it.

(eee)	To the knowledge of the Company, no officer, director or employee of the Company and no entity which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the Company which, in either case, materially adversely impacts, or can reasonably be expected to materially and adversely impact, on the ability to duly and properly perform its services.

(fff)	Except as would not reasonably be expected to have a Material Adverse Effect, the Company owns or has the valid rights to use all of its intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, confidential information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing (collectively, “Intellectual Property”). The Company has a valid and enforceable right to use all third party Intellectual Property used or held for use in the business of the Company that is material to the conduct of the business of the Company.

(ggg)	All of the licensees, sublicenses and other agreements concerning Intellectual Property that are material to the conduct of the business of the Company as currently conducted or as currently proposed to be conducted to which the Company is a party are valid and binding obligations of the Company enforceable in accordance with their terms, and, to the knowledge of the Company, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company under any such license agreement.

(hhh)	To the Company’s knowledge, the conduct of the Company’s business as currently conducted does not in any material respect infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property of the Company which is material to the conduct of the business of the Company as currently conducted or as currently proposed to be conducted is not, to the Company’s knowledge, being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Company and the Company’s use of any Intellectual Property owned by a third party, in each case that is material to the conduct of the business of the Company, and, to the Company’s knowledge, there is no valid basis for the same. The Company has not received any communications alleging that the Company has violated or, by conducting its business as presently proposed, would violate any Intellectual Property or other proprietary rights of any other person, nor is the Company aware of any basis therefor.

(iii)	Except in each case as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, (a) the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, (b) the Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards intended to control risks and to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same, (c) the Company and its subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification and (d) the Company and its subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Personal Data with each of its subscribers, and to the Company’s knowledge there is no material non-compliance with the terms of such data processing agreements by such subscribers.

(jjj)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any material cause of action or other claim whatsoever against, or owes any material amount to, the Company in connection with its business.

(kkk)	All necessary documents and proceedings have been or will be filed and taken and all other legal requirements have been or will be fulfilled under Applicable Securities Laws in connection with the issuance and sale of the Shares.

(lll)	The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mmm)	None of the Company or its subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the knowledge of the Company, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (iii) neither the Company nor its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(nnn)	(i) None of the Company, any of its subsidiaries, or any director, officer, or employee thereof, or, to the knowledge of the Company, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A)        the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(B)         located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, Crimea, Cuba, Iran, North Korea and Syria).

(ii) The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)         to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)         in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. For the past five years, the Company and each of its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ooo)	There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company) that have commenced or that have, to the knowledge of the Company, been threatened against, or that are pending against the Company or any of its properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign.

(ppp)	The Company’s audit committee’s responsibilities and composition comply with Applicable Securities Laws and the rules of the TSX and Nasdaq, as applicable.

(qqq)	The Company currently intends to use the net proceeds from the issue and sale of the Shares in accordance with the disclosure set out under the heading “Use of Proceeds” in the Registration Statement, the Disclosure Package and the Prospectuses, as applicable.

(rrr)	Neither the Company nor any of its Material Subsidiaries has any securities rated by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(sss)	Neither the Company nor any of its subsidiaries has taken, and the Company and its subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Common Shares or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(ttt)	The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof .

(uuu)	The Company is not, and as of any Settlement Date and, after giving effect to the offer and sale of the Shares and the application of the proceeds therefrom as described under “Use of Proceeds” in the Registration Statement, Disclosure Package and the Prospectuses, will not be, required to register as an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(vvv)	With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Ontario, all dividends and other distributions declared and payable on the Common Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Registration Statement, the Disclosure Package and the Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(www)	No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Agents, the Company or any of its subsidiaries under the applicable laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement; (ii) the creation, allotment and issuance of the Shares; (iii) the sale and delivery of the Shares to the Agents or purchasers procured by the Agents; or (iv) the resale and delivery of the Shares by the Agents in the manner contemplated herein.

(xxx)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(yyy)	While not free from doubt, the Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its most recent taxable year. No assurance can be provided by the Company that it will not become a PFIC in any subsequent taxable year.

8.	Covenants of the Company. The Company covenants and agrees with the Agents that:

(a)	Prospectus and Registration Statement Amendments. After the date of this Agreement and during the period in which a prospectus relating to the Placement Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act), (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company will not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are filed and accessible on EDGAR or SEDAR, as applicable; and the Company will cause (i) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)	Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 15, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses in respect of the Shares, a notice of objection of the Commission to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in any jurisdiction, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any Prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)	Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)	Nasdaq and TSX Filings. In connection with the offering and sale of the Placement Shares, the Company (i) will file with Nasdaq all documents and notices, and make all certifications, as may be required by Nasdaq and (ii) will file with the TSX all documents and notices, and make all certifications, as may be required by the TSX.

(e)	Listing of Placement Shares. The Company will use commercially reasonable efforts to cause the Placement Shares to be listed on the Principal Trading Market and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions in the United States as the Agents designate and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(f)	Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Company shall not be required to furnish any documents to the Agents that are filed or accessible on SEDAR or EDGAR, as applicable.

(g)	Company Information. At the request of the Agents, the Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement and Applicable Securities Laws.

(h)	Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(i)	Expenses.

(i)	The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 14, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each of the Prospectuses and of each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 8(e) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to the Agents of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on Nasdaq, and (vii) filing fees and expenses related to the Commission and FINRA (including, subject to Section 8.1(i)(ii), fees and disbursements of counsel to the Agents incurred in connection therewith).

(ii)	In addition to any fees that may be payable to the Agents hereunder and regardless of whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, the Company shall reimburse the Agents for all of their reasonable and documented expenses, up to a maximum reimbursement of US$100,000, arising out of this Agreement (including travel and related expenses, the costs of document preparation, production and distribution, third party research and database services and the reasonable and documented fees and disbursements of U.S. and Canadian counsel to the Agents) within ten (10) days of the presentation by the Agents to the Company of a statement therefor.

(j)	Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses.

(k)	Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l)	Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(m)	Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any termination of a suspension of sales hereunder), and at each Applicable Time, each Settlement Date and each Amendment Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.

(n)	Required Filings Relating to Placement of Placement Shares. In each quarterly report, management’s discussion and analysis, annual information form or annual financial statements / annual report on Form 40-F or 20-F filed by the Company in respect of any quarter in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such quarter the number of Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, within ten (10) calendar days after the end of each month during the term of this Agreement, the Company will, in addition to filing a Form 1 with the TSX, provide to the TSX, such additional reports of daily sales of the Placement Shares as may be requested from time to time by the TSX.

(o)	Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment, but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form 40-F or 20-F under the Exchange Act; (iii) files interim financial statements in a report on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form attached hereto as Exhibit B within three Trading Days of any such Representation Date. The requirement to provide a certificate under this Section 8(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F or 20-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(o), then on or before the Company delivers the Placement Notice or the Agents sell any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Exhibit B, dated the date of the Placement Notice.

(p)	Legal Opinions. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, and (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company will furnish or cause to be furnished to the Agents (x) the written opinion and negative assurance letter of Hogan Lovells US LLP, special U.S. counsel for the Company (provided, however, that only a negative assurance letter of such counsel shall be required for each Representation Date that is neither the commencement of the offering of Placement Shares nor an annual reporting date referenced in Section 8(o)(ii)), and (y) the written opinion of Bennett Jones LLP, Canadian counsel for the Company (provided that such opinion letter shall only be required to be delivered on a Representation Date that is the commencement of the offering of Placement Shares, Amendment Date and an annual reporting date referenced in 8(o)(ii)), or other counsel reasonably satisfactory to the Agents, dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agents and their counsel, or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agents shall furnish the Agents with a letter substantially to the effect that the Agents may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time. Such opinion and negative assurance letter, to the extent applicable, shall be rendered to the Agents at the request of the Company and shall state so therein.

(q)	Comfort Letters. Upon commencement of the offering of Placement Shares under this Agreement, and promptly after each (i) Amendment Date, (ii) each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit B for which no waiver is applicable, and (iii) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(o), the Company shall cause its independent accountants to furnish the Agents letters dated the date of this Agreement or the date of such commencement or the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be (the “Comfort Letters”), in form and substance satisfactory to the Agents, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 201 of Regulation S-X of the Commission, (ii) confirming that they are in good standing with the Canadian Public Accountability Board, (iii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters included in or incorporated by reference in the Registration Statement as ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iv) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(r)	Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(s)	Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that it will not be or become, at any time prior to the termination of this Agreement, required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(t)	Consent to the Agents Trading. The Company consents to the Agents trading in the Common Shares of the Company (to the extent permitted under Applicable Securities Laws, the rules of Nasdaq and the TSX, and under this Agreement): (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by the Agents while the Agents have received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by the Agents, and provided further that in the case of clauses (i) or (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients from such trading activity.

(u)	Actively Traded Security. The Company shall notify the Agents at any time the Common Shares become an “actively traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule. Furthermore, the Company shall notify the Agents immediately if the Common Shares, having once qualified for such exemption, cease to so qualify.

9.	Reporting Relating to Placement of Placement Shares. The Agents will use commercially reasonable efforts to deliver to the Company, for each interim and annual period during which Placement Shares are sold through the Agents or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its interim and annual reporting requirements under Applicable Securities Laws or any applicable requirements of Nasdaq or the TSX, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its interim and annual reporting requirements under Applicable Securities Laws or any applicable requirements of Nasdaq or the TSX. Unless Applicable Securities Laws or any applicable requirements of Nasdaq or the TSX otherwise require, the Company and Agents agree that the Agents’ report referred to in this Section 9 shall state the number and average price of Placement Shares issued on all Settlement Dates occurring during the interim or annual period, as applicable, and the aggregate gross and the aggregate Net Proceeds raised and the aggregate commission paid or payable, during the interim or annual period, as applicable.

10.	Additional Representations and Covenants of the Company.

(a)	Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, the Prospectuses or the Disclosure Package, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Prospectuses or the Disclosure Package including any document incorporated by reference therein that has not been superseded or modified, or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or their offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents covenant with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c)	Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses, the Disclosure Package or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above).

11.	Conditions to the Agents’ Obligations. The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)	Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)	Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and, in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(c)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which might reasonably require any amendments or supplements to the Registration Statement, the Disclosure Package or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Disclosure Package or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Disclosure Package, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Disclosure Package and the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement, the Disclosure Package or Prospectuses would be appropriate.

(d)	Material Changes. Except as contemplated and appropriately disclosed in the Disclosure Package and the Prospectuses, or disclosed in the Company’s reports filed with the Commission and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Disclosure Package and the Prospectuses.

(e)	Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(p) on or before the date on which delivery of such certificate is required pursuant to Section 8(p).

(f)	Legal Opinions. The Agents shall have received the opinions of counsel to the Company required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such opinions are required pursuant to Section 8(q).

(g)	Comfort Letters. The Agents shall have received the Comfort Letter required to be delivered pursuant Section 8(r) on or before the date on which such delivery of such letter is required pursuant to Section 8(r).

(h)	Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 8(l).

(i)	Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the Principal Trading Market and the TSX, or (ii) the Company shall have filed an application for listing of the Placement Shares on the Principal Trading Market and the TSX at or prior to the issuance of the Placement Notice. Trading in the Common Shares shall not have been suspended on such market.

(j)	Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(p), the Company shall have furnished to the Agents such appropriate further information, certificates, and documents as the Agents may reasonably request. All such certificates, letters and other documents will be in compliance with the provisions hereof. The Company will furnish the Agents with such conformed copies of such certificates, letters and other documents as the Agents shall reasonably request.

(k)	Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 and the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 and the Securities Act and applicable Canadian Securities Laws.

(l)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 14(a).

12.	Indemnification and Contribution.

(a)	Company Indemnification. The Company will indemnify and hold harmless the Agents and each person, if any, who controls the Agents against any losses, claims, damages or liabilities, joint or several (but in each case, excluding loss of profits and other consequential damages) (collectively, “Damages”) to which the Agents or controlling person may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such Damages (or actions in respect thereof) arise out of or are based upon:

(i)	any information or statement (except any information or statements that has been provided in writing to the Company by or on behalf of the Agents specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(ii)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information that has been provided in writing to the Company by or on behalf of the Agents specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon the circumstances described in (a) or (b) above which operates to prevent or restrict the trading in or the distribution of the Placement Shares or any of them in any jurisdiction;

(iv)	the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. federal or state securities laws in connection with the transactions contemplated herein.

The above indemnification obligations will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Damages were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the indemnified party.

(b)	The Agents Indemnification. Each of the Agents, severally and not jointly, will indemnify and hold harmless the Company against any Damages to which the Company may become subject, under the Securities Act, the Canadian Securities Laws or otherwise, insofar as such Damages (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein contained in the Disclosure Package and the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto), or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein.

(c)	Procedure. Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, promptly notify such indemnifying party in writing of the institution of such proceeding and such indemnifying party shall assume the defense of such proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses; provided, however, that the failure to so notify such indemnifying party shall not relieve such indemnifying party from any liability which such indemnifying party may have to any indemnified party or otherwise. The indemnified party or parties shall have the right to employ one set of its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such proceeding or the indemnifying party shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such proceeding or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from, additional to or in conflict with those available to such indemnifying party (in which case such indemnifying party shall not have the right to direct the defense of such proceeding on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by such indemnifying party and paid as incurred (it being understood, however, that such indemnifying party shall not be liable to the expenses of more than one separate counsel in any one proceeding or series of related proceedings in the same jurisdiction representing the indemnified parties who are parties to such proceeding). No indemnifying party shall, without the written consent of the indemnified party, such consent not to be unreasonably withheld, conditioned or delayed, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim). No indemnifying party shall be liable for any settlement of any action or claim affected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)	Contribution. If the indemnification provided for in this Section 12 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any Damages (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other from the offering of the Placement Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agents on the other in connection with the statements or omissions which resulted in such Damages (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company, bear to the total commissions and other fees received by the Agents. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agents on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agents agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the Damages (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Agent shall be required to contribute any amount in excess of the amount by which the total price at which the Placement Shares distributed to the public by them were offered to the public exceeds the amount of any Damages which such Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Agents’ obligations in this Section 12(d) to contribute are several in proportion to their respective obligations and not joint.

(e)	Obligations. The obligations of the Company under this Section 12 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Agents within the meaning of the Securities Act; and the obligations of the Agents under this Section 12 shall be in addition to any liability which the Agents may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

13.	Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents and any controlling persons, and shall survive delivery and acceptance of the Placement Shares and payment therefor.

14.	Termination.

(a)	Each Agent may terminate this Agreement, solely with respect to its rights and obligations hereunder, at any time by giving notice as hereinafter specified if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred or any other event has occurred which, in the sole judgment of the Agents, may materially impair the Agents’ ability to proceed with the offering to sell the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of the Agents’ obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Common Shares of the Company on the Principal Trading Market or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i) (Expenses), Section 12 (Indemnification), Section 13 (Survival of Representations), Section 14(f) (Termination), Section 19 (Applicable Law; Consent to Jurisdiction) and Section 20 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If either Agent elects to terminate this Agreement as provided in this Section 14(a), such Agent shall provide the required notice as specified in Section 15 (Notices). For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 14(a) shall not affect the rights and obligations of the other Agent under this Agreement.

(b)	The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)	In addition to, and without limiting the Agents’ rights under Section 14(a), either Agent shall have the right to terminate this Agreement in its sole discretion at any time after the date of this Agreement by giving ten (10) days’ notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination. For the avoidance of doubt, the termination by one Agent of its rights and obligations under this Agreement pursuant to this Section 14(c) shall not affect the rights and obligations of the other Agent under this Agreement.

(d)	This Agreement shall remain in full force and effect unless terminated pursuant to Sections 14(a), 14(b) or 14(c) above or otherwise if the entire amount of the Placement Shares have been sold or by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 8(i), Section 12, Section 13, Section 14(f), Section 19 and Section 20 shall remain in full force and effect.

(e)	Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)	In the event that the Company terminates this Agreement, as permitted under Section 14(b), the Company shall be under no continuing obligation to utilize the services of the Agents in connection with any sale of securities of the Company or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Company shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

15.	Notices. Subject to Section 2(a), all notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Canaccord Genuity LLC
99 High Street, Suite 1200
Boston, MA 02110
Attention: ECM, General Counsel

Stifel, Nicolaus & Company, Incorporated

One South Street, 15th Floor

Baltimore, Maryland 21202
Attention: General Counsel

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West,

New York, NY 0001-8602
Attention: Ryan J. Dzierniejko

or if sent to the Company, shall be delivered to:

Hut 8 Mining Corp.
130 King Street West, Suite 1800

Toronto, Ontario

M5X 2A2
Attention: Chief Legal Officer

With a copy to:

Hogan Lovells US LLP
390 Madison Ave

New York, NY 10017
Attention: Richard Aftanas

Each party to this Agreement may change such address for notices by sending to the other party to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the Principal Trading Market and commercial banks in the city of New York are open for business.

16.	Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12 hereof. References to any of either of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that the Agents may assign their rights and obligations hereunder to affiliates of the Agents without obtaining the Company’s consent.

17.	Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.	Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.	Applicable Law; Consent to Jurisdiction.

(a)	This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding (each, a “Related Proceeding”), any claim that it is not personally subject to the jurisdiction of any such court, that such Related Proceeding is brought in an inconvenient forum or that the venue of such Related Proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Related Proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)	The Company has irrevocably appointed Puglisi & Associates with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

20.	Waiver of Jury Trial. The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.	Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor have the Agents assumed at any time a fiduciary relationship to the Company in connection with such offering and sale. The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto). The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

22.	Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agents could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Agent or any person controlling any Agent shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Agent or controlling person of any sum in such other currency, and only to the extent that such Agent or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Agent or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Agent or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Agent or controlling person hereunder, such Agent or controlling person agrees to pay to the Company, as applicable, an amount equal to the excess of the dollars so purchased over the sum originally due to such Agent or controlling person hereunder.

23.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile or email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Very truly yours,

HUT 8 MINING CORP.

By:	/s/ Shane Downey
	Name:	Shane Downey
	Title:	Chief Financial Officer

ACCEPTED as of the date first-above written:

CANACCORD GENUITY LLC

By:	/s/ Jason Partenza
	Name:	Jason Partenza
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Lewis Chia
	Name:	Lewis Chia
	Title:	Managing Director

SCHEDULE 1

The Authorized Representatives of the Company as follows:

Name and Office / Title	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]
[Redacted]	[Redacted]	[Redacted]

The Authorized Representatives of Canaccord are as follows:

Name and Office / Title	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

The Authorized Representatives of Stifel are as follows:

Name and Office / Title	E-mail Address	Telephone Number
[Redacted]	[Redacted]	[Redacted]

EXHIBIT A

FORM OF PLACEMENT NOTICE

From:	Hut 8 Mining Corp.

To:	[Name of Agent]

Attention:	[______]

Date:      ,

Subject:	Equity Distribution Agreement – Placement Notice

Ladies / Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement among Hut 8 Mining Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), and Canaccord Genuity LLC (“Canaccord”) and Stifel, Nicolaus & Company, Incorporated (“Stifel” and together with Canaccord, the “Agents”), the Company hereby requests that the Agents sell up to [      ] common shares of the Company, at a minimum market price of US$[ ] per share. No more than [      ] common shares of the Company may be sold on any trading day. Sales should begin on the date of this Placement Notice and shall continue until [Date] / [all shares are sold].

EXHIBIT B

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Hut 8 Mining Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), do hereby certify in such capacity and on behalf of the Company pursuant to Section 8(o) of the Equity Distribution Agreement dated August 17, 2022 (the “Distribution Agreement”) among the Company and Canaccord Genuity LLC and Stifel, Nicolaus & Company, Incorporated, to the best of my knowledge that:

(i)        The representations and warranties of the Company in Section 7 of the Distribution Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)        The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	By:
Name:
Title: